Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gadi Cunia, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Fourth Quarter and Year-End 2011 Financial Results

Total investments of NIS 9.6 billion during 2011

NOI & FFO grew by 15% and 13% respectively, Same Property NOI grew by 4.0%

TEL-AVIV, ISRAEL; March 28, 2012 – Gazit-Globe (TASE: GLOB), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the three and twelve months ended December 31, 2011.

When using the term “Group”, results refer to Gazit-Globe’s consolidated financial statements. When using the term “Company”, results refer to Gazit-Globe’s solo financial statements. Unless otherwise stated, results announced in this press release are attributable to the “Group”.

Highlights:

•	NOI for the year increased by 15% to NIS 3,509 million compared to NIS 3,058 million in 2010

•	FFO for the year increased by 13% to NIS 405 million (NIS 2.62 per share) as compared to NIS 359 million (NIS 2.54 per share) in 2010

•	Investments during the year totaled NIS 9,600 million, compared to NIS 3,574 million in 2010

•	Net income attributable to the Company’s shareholders for the year totaled NIS 626 million (NIS 3.75 per share) compared to NIS 790 million (NIS 5.57 per share) in 2010

•	The Group’s same-property NOI grew by 4.0% compared to 2010 and occupancy rate increased to 94.3% as of December 31, 2011 compared to 93.9% as of December 31, 2010

•	Shareholders’ equity as of December 31, 2011 totaled NIS 7,136 million (NIS 43.3 per share), as compared to NIS 5,915 billion (NIS 38.3 per share) on December 31, 2010

•	EPRA NAV per share as of December 31, 2011 was NIS 49.4 compared to NIS 38.6 per share as of December 31, 2010

•	As of December 31, 2011, the Group had cash on hand and unutilized revolving credit facilities in the amount of NIS 8.3 billion of which NIS 2.0 billion are at the Company’s level

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As of December 31, 2011, net debt to total assets (LTV) was 58.0%, as compared to 60.7% as of December 31, 2010. During the year, Midroog (Moody’s Subsidiary) upgraded the Company’s domestic credit rating to Aa3 with a stable outlook. S&P Maalot affirmed Gazit-Globe’s domestic credit rating of ilA+ and upgraded its outlook from stable to positive

•	In December 2011, the Company completed an IPO in the United States, on the NYSE, of 10.35 million shares for total gross proceeds of $93 million (Approx. NIS 350 million)

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The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on April 23, 2012 to shareholders of record as of April 9, 2012. The quarterly cash dividend of NIS 0.40 per share represents an annualized amount of NIS 1.60

Roni Soffer, President of Gazit-Globe: “We are very pleased to conclude another busy and productive year with significant new investments amounting to more than NIS 9.5 billion. Our acquisitions were focused on A-quality assets in large, supply-constrained cities with strong demographics in the U.S., Canada and Europe. We have increased our liquidity and our ability to quickly take advantage of opportunities, large and small, as they arise, all while upgrading the quality of our portfolio, in line with the Group’s strategy. We have also improved our credit rating and lowered our LTV ratio to its lowest level since early 2008. We believe that the steps we took over the last year provide a solid basis for future growth and strengthen our position as a leading company in the international real estate market. The completion of Gazit-Globe’s IPO in the United States and the listing of its shares on the NYSE at the end of the year mark a significant milestone in the Company’s growth plans over the next decade.”

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Financial Highlights for the twelve months ended December 31, 2011:

•	Rental income increased by 14% to NIS 5,239 million compared to NIS 4,596 million in 2010

•	NOI increased by 15% to NIS 3,509 million compared to NIS 3,058 million in 2010

•	FFO increased by 13% to NIS 405 million (NIS 2.62 per share) as compared to NIS 359 million (NIS 2.54 per share) in 2010

•	Net income attributable to the Company’s shareholders totaled NIS 626 million (NIS 3.75 per share) compared to NIS 790 million (NIS 5.57 per share) in 2010

•	Cash flow from operating activities totaled NIS 1,190 million, compared to NIS 782 million in 2010

•

Same-property NOI grew by 4.0%, resulting from an increase of 2.0% in the same-property NOI from North America, a 6.3% increase in same-property NOI from Europe and a 7.2% increase in same-property NOI from Israel

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Total occupancy rate as of December 31, 2011 increased to 94.3% from 93.9% as of December 31, 2010. Occupancy rate as of December 31, 2011 was 93.5% in North America, 96.3% in Europe and 99.0% in Israel

•	The fair value gain from investment property and investment property under development was NIS 1,803 million compared to NIS 1,017 million in 2010

Financial Highlights for the three months ended December 31, 2011:

•	Rental income increased by 18% to NIS 1,392 million compared to NIS 1,184 million in the fourth quarter 2010

•	NOI increased by 19% to NIS 939 million compared to NIS 791 million in the fourth quarter 2010

•	Proportional consolidated NOI increased by 23% to NIS 526 million, compared to NIS 429 million in the fourth quarter 2010

•	FFO increased by 5% to NIS 111 million (NIS 0.71 per share) as compared to NIS 106 million (NIS 0.72 per share) in the fourth quarter 2010

•	Net income attributable to the Company’s shareholders totaled NIS 223 million (NIS 1.27 per share) compared to NIS 226 million (NIS 1.52 per share) in the fourth quarter 2010

•	Cash flow from operating activities totaled NIS 298 million, compared to NIS 139 million in the fourth quarter 2010

•	The fair value gain from investment property and investment property under development was NIS 850 million compared to NIS 343 million in the fourth quarter 2010

Acquisition, Development and Redevelopment Activities

During the year, the Group acquired 46 income-producing properties totaling 819 thousand square meters and adjacent land parcels for future development in a total amount of NIS 7,758 million. The Group also invested an amount of NIS 1,842 million in new development and redevelopment projects.

As of December 31, 2011, the Group had 14 properties under development with a gross leasable area of 178 thousand square meters and 30 properties under redevelopment with a gross leasable area of 72 thousand square meters with a total investment value of NIS 1,511 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,649 million.

Financing Activities

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During 2011, the Group raised net equity of NIS 1.0 billion, including approximately NIS 350 million in gross proceeds raised through the issuance of 10.35 million shares of common stock on the NYSE by the Company, as compared to NIS 2.2 billion during 2010

•	As of December 31, 2011, the Group had cash on hand and undrawn revolving credit facilities in the amount of NIS 8.3 billion of which NIS 2.0 billion are at the Company’s level

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During 2011, Midroog (Moody’s Subsidiary) upgraded the Company’s domestic credit rating to Aa3 with a stable outlook. S&P Maalot affirmed Gazit-Globe’s domestic credit rating of ilA+ and upgraded its outlook from stable to positive

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Balance Sheet Highlights

•	As of December 31, 2011, net debt to total assets (LTV) was 58.0%, as compared to 60.7% as of December 31, 2010

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Shareholders’ equity as of December 31, 2011 totaled NIS 7,136 million (NIS 43.3 per share), after dividends of NIS 240 million in 2011, as compared to NIS 5,915 billion (NIS 38.3 per share) on December 31, 2010

•	EPRA NAV per share as of December 31, 2011 was NIS 49.4 compared to NIS 38.6 per share as of December 31, 2010

Dividend

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The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on April 23, 2012 to shareholders of record as of April 9, 2012. The quarterly cash dividend of NIS 0.40 per share represents an annualized amount of NIS 1.60

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is calculated according to EPRA best-practice recommendations, better reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results between different reporting periods and strengthens the uniformity and the comparability of this financial measure to that published by European property companies.

As clarified in the EPRA and NAREIT position papers, the FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is also clarified that these measures are not part of the data audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, March 28, 2011 at 5:00 p.m. Israel Time, 4:00 p.m. United Kingdom/ 5:00 p.m. Central European Time/ 11:00 a.m. Eastern Time to review fourth quarter and year-end 2011 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com. To be included in the Company’s e-mail distributions for press releases and other Company notices, please send e-mail addresses to Ms. Avishag Kichel, International Investor Relations, at akichel@gazitgroup.com.

ABOUT GAZIT-GLOBE

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $18.5 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.8 million square meters. www.gazit-globe.com.

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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Below please find excerpts from our 2011 Annual Report. For our full 2011 Annual Report in English, please go to http://www.gazitglobe.com/financial-reports.

Consolidated Statement of Financial Position

	December 31,
	2011	2010
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,961	1,321
Short-term investments and loans	807	254
Marketable securities at fair value through profit on loss	97	58
Available-for-sale financial assets	67	42
Financial derivatives	84	111
Trade receivables	714	344
Other accounts receivable	331	245
Inventory of buildings and apartments for sale	1,128	383
Income taxes receivable	18	73

	5,207	2,831
Assets classified as held for sale	714	251

	5,921	3,082

NON-CURRENT ASSETS
Investments in associates	166	*) 67
Other investments, loans and receivables	408	*) 281
Available-for-sale financial assets	314	218
Financial derivatives	937	1,087
Investment property	54,627	43,634
Investment property under development	3,219	3,296
Non-current inventory	52	17
Fixed assets, net	751	633
Goodwill	101	119
Other intangible assets, net	69	17
Deferred taxes	167	99

	60,811	49,468

	66,732	52,550

*)	Reclassified.

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statement of Financial Position

	December 31,
	2011	2010
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	497	242
Current maturities of non-current liabilities	3,629	3,043
Financial derivatives	25	37
Trade payables	851	515
Other accounts payable	1,340	939
Advances from customers and buyers of apartments	380	80
Income taxes payable	54	38
Dividend payable	—	57

	6,776	4,951
Liabilities attributed to assets held for sale	103	43

	6,879	4,994

NON-CURRENT LIABILITIES
Debentures	15,782	14,255
Convertible debentures	1,121	788
Interest-bearing loans from financial institutions and others	19,899	14,969
Financial derivatives	353	128
Other financial liabilities	382	214
Employee benefit liability, net	8	4
Deferred taxes	2,924	2,029

	40,469	32,387

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208
Share premium	3,787	3,474
Retained earnings	3,737	3,348
Foreign currency translation reserve	(734)	(1,312)
Other reserves	149	222
Loans granted to purchase shares of the Company	*) —	(4)
Treasury shares	(21)	(21)

	7,136	5,915
Non-controlling interests	12,248	9,254

Total equity	19,384	15,169

	66,732	52,550

*)	Represents an amount of less than NIS 1 million.

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Consolidated Income Statement

	For the year ended December 31
	2011	2010	2009
	NIS in millions (other than net earnings (loss) per share data)
Rental income	5,239	4,596	4,084
Revenues from sale of buildings, land and contractual works performed	1,257	691	596

Total revenues	6,496	5,287	4,680

Property operating expenses	1,740	1,551	1,369
Cost of buildings sold, land and contractual works performed	1,199	622	554

Total cost of revenues	2,939	2,173	1,923

Gross profit	3,557	3,114	2,757
Fair value gain (loss) from investment property and investment property under development, net	1,803	1,017	(1,922)
General and administrative expenses	(830)	(663)	(584)
Other income	160	13	777
Other expenses	(62)	(48)	(41)
Group’s share in earnings (losses) of associates, net	40	2	(268)

Operating income	4,668	3,435	719
Finance expenses	(2,302)	(1,869)	(1,793)
Finance income	79	569	1,551
Increase (decrease) in value of financial investments	(16)	(18)	81

Profit before taxes on income	2,429	2,117	558
Taxes on income (tax benefit)	545	509	(142)

Net income	1,884	1,608	700

Attributable to:
Equity holders of the Company	626	790	1,101
Non-controlling interests	1,258	818	(401)

	1,884	1,608	700

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	4.05	5.59	8.49

Diluted net earnings	3.75	5.57	8.47

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The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the year ended December 31		For the 3 months ended December 31
	2011	2010	2011	2010
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	626	790	226	226

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,803)	(1,017)	(850)	(343)
Capital loss (gain) on sale of investment property and investment property under development	14	(13)	23	1
Impairment of goodwill	38	42	38	41
Changes in the fair value of derivatives measured at fair value through profit and loss	193	(456)	75	(147)
Adjustments with respect to associates	2	(*) —	(*) —	(6)
Loss (gain) from decrease in holding rate of investees	1	4	(*) —	(1)
Deferred taxes, current taxes with respect to disposal of properties	531	494	246	222
Gain from bargain purchase	(102)	—	(18)	—
Acquisition costs recognized in profit and loss	21	21	6	21
Non-controlling interests’ share in above adjustments	581	241	291	11

Nominal FFO	102	106	34	25

Additional adjustments:
CPI and exchange rate linkage differences	167	77	8	37
Gain (loss) from early redemption of debentures	(4)	1	1	(*) —
Depreciation and amortization	26	69	6	9
Other adjustments[1]	114	106	62	35

FFO according to the management approach	405	359	111	106

Basic FFO according to the management approach per share (in NIS)	2.62	2.55	0.71	0.72

Diluted FFO according to the management approach per share (in NIS)	2.62	2.54	0.71	0.72

(*)	Represents an amount of less than NIS 1 million.

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Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the compensation with respect to the termination of the employment agreement of the Chairman of the Board of Directors, expenses and income from exceptional legal proceedings not related to the reporting periods and also income and expenses from operations not related to income-producing property.

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